UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 2, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON THE ELECTION OF

EMPLOYEE REPRESENTATIVE DIRECTOR OF

THE NINTH SESSION OF THE BOARD

In accordance with the relevant requirements of the Company Law of the People’s Republic of China and the articles of association and rules for the meeting of the board of directors of China Eastern Airlines Corporation Limited (the “Company”), the Company recently held the sixth general meeting of the sixth session of the employee representatives, in which the resolution regarding the election of Mr. Yuan Jun (“Mr. Yuan”) as the employee representative director of the ninth session of the board of directors of the Company (the “Ninth Session of the Board”) was passed. The term of office of Mr. Yuan as the employee representative director of the Ninth Session of the Board shall commence from 31 December 2019 until the expiry of the term of the Ninth Session of the Board.

The biographical details of Mr. Yuan are set out below:

Mr. Yuan Jun, aged 59, is currently the employee representative director and chairman of the Labour Union of the Company and an employee representative director and chairman of the Labour Union of China Eastern Air Holding Company Limited (“CEA Holding”). Mr. Yuan joined the civil aviation industry in 1997. From May 2007 to October 2011, Mr. Yuan was the deputy head and head of the Work Department of the Party Committee of the Company. From October 2011 to May 2016, he was the general manager of the Human Resources Department of the Company. From July 2014 to March 2018, he served as the chief human resources officer of the Company. From June 2015 to September 2016, he concurrently served as the general manager of the Ground Services Department and the deputy secretary of Party Committee of the Company. From September 2016 to October 2018, he concurrently served as the head of the Human Resources Department of CEA Holding. He has been serving as an employee representative director of CEA Holding since December 2017, an employee representative director of the Company since February 2018, the chairman of the Labour Union of the Company since April 2018 and the chairman of the Labour Union of CEA Holding since May 2018. Mr. Yuan is also the vice president of the Shanghai Technician Association. Mr. Yuan holds an executive master’s degree in business administration from Fudan University and a senior political work specialist title.

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There is no service contract entered into between the Company and Mr. Yuan in respect of his appointment as the employee representative director of the Company. His remuneration will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

As far as the directors of the Company are aware and save as disclosed above, Mr. Yuan (i) does not presently, and did not in the last three years, hold any other position in the Company and any of its subsidiaries; (ii) has not held any other directorship in the last three years in public companies, the securities of which are listed on any securities market in Hong Kong or overseas; (iii) has no other major appointment or professional qualification; (iv) does not have any other relationship with any director, senior management or substantial or controlling shareholder of the Company; and (v) does not have, or is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed in this announcement, the board of directors of the Company is not aware of any other matter in relation to the appointment of Mr. Yuan which is required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any other matter that needs to be brought to the attention of the shareholders.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 31 December 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non- executive Director) and Yuan Jun (Employee Representative Director).

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